September 16, 2025

Christopher Striano
Chief Financial Officer
Blackstone Private Equity Strategies Fund (TE) L.P.
345 Park Avenue, 40th Floor
New York, NY 10154

        Re: Blackstone Private Equity Strategies Fund (TE) L.P.
            Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G
            Filed August 22, 2025
            File No. 000-56742
Dear Christopher Striano:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G Unit Redemption Plan, page 20

1. We note your disclosure to prior comment 13. We also note that you indicate that
       BXPE may redeem up to 3% of the limited partnership units outstanding (either by number of units or the NAV). Please clarify whether the determination to limit repurchases to either measurement is at the option of the General Partner, to the extent that the total number of units that may be repurchased are materially different based on the two potential measurements. Additionally, we note your reference on page 3 to the unit redemption plan which BXPE U.S. intends to implement, as well as your references on pages F-12 and F-30 to the repurchase program BXPE U.S.
has
       implemented. Please revise your disclosure to clarify whether the redemption and repurchase plans are separate liquidity programs, or advise.
 September 16, 2025
Page 2
2. Please clarify whether there is a scenario where a unitholder in the Feeder will not receive the cash value of their redeemed or repurchased BXPE U.S. units in a distribution from the Feeder.
Risk Factors, page 35

3. Please include a risk factor: (1) stating that the Feeder (and any other applicable entity in the BXPE Fund Program) intends to rely on Section 3(c)(7) of the Investment
       Company Act of 1940, as amended (the    1940 Act   ), and that you
intend to operate
       the BXPE Fund Program such that neither the program itself nor any participating pooled investment vehicles will be required to register as investment companies under the 1940 Act; and (2) describing the consequences to investors if the Feeder, BXPE
       U.S. and/or other participating vehicles were required to so register. Regulation with Respect to Private Funds and Investment Advisers, page 108

4.     On pages 108-109, in the risk factor titled    Regulation with Respect
to Private Funds
       and Investment Advisers,    we note that your filing discloses several
Commission rule
       proposals and some potential effects of those proposals, if adopted. Please note the
       Commission   s adoption on June 12, 2025 of a release withdrawing
several proposed
       rules. See Withdrawal of Proposed Regulatory Actions, Release No. 33-11377 (June
       12, 2025). This release formally withdrew certain notices of proposed rulemaking issued between March 2022 and November 2023. Please consider updating the risk factor disclosure to account for this 2025 Commission action.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Ben Wells, Esq.